UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13D-L(B), (C) AND (D) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13D-2
                                ( AMENDMENT __ )*

                       Maui Land & Pineapple Company, Inc.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   577346-10-1
                                   -----------
                                 (CUSIP Number)


                                  April 5, 2005
                            -------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                              [ ] Rule 13d-l(b)

                              [X] Rule 13d-l(c)

                              [ ] Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 557345-10-1                                                                      PAGE 2 OF 9 PAGES
--------------------------------                                                           ---------------------------
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           NAME OF REPORTING PERSONS
1          I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Mary C. Sanford
----------------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) | |
                                                                                                              (b) | |

----------------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
----------------------------------------------------------------------------------------------------------------------
                       5        SOLE VOTING POWER
      Number Of
       Shares                   769,531
    Beneficially       -----------------------------------------------------------------------------------------------
      Owned By         6        SHARED VOTING POWER
        Each
      Reporting                 0
       Person          -----------------------------------------------------------------------------------------------
        With           7        SOLE DISPOSITIVE POWER

                                769,531
                       -----------------------------------------------------------------------------------------------
                       8        SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           769,531 (1)
----------------------------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                    | |

----------------------------------------------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.4% (1) (2)
----------------------------------------------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           IN
----------------------------------------------------------------------------------------------------------------------

-----------------------------
(1) Represents shares held as of November 30, 2005.
(2) Based on 7,378,550 shares outstanding as of November 1, 2005 pursuant to the issuer's Form 10-Q for the period ended September 30, 2005.

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CUSIP NO. 557345-10-1                                                                      PAGE 3 OF 9 PAGES
--------------------------------                                                           ---------------------------

----------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Po'ohala Investments L.P.  87-0695861
----------------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)
                                                                                                              (b)
----------------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Hawaii
----------------------------------------------------------------------------------------------------------------------
                       5        SOLE VOTING POWER
      Number Of
       Shares                   648,331
    Beneficially       -----------------------------------------------------------------------------------------------
      Owned By         6        SHARED VOTING POWER
        Each
      Reporting                 0
       Person          -----------------------------------------------------------------------------------------------
        With           7        SOLE DISPOSITIVE POWER

                                648,331
                       -----------------------------------------------------------------------------------------------
                       8        SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           648,331 (1)
----------------------------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.8% (1)(2)
----------------------------------------------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           PN
----------------------------------------------------------------------------------------------------------------------

-----------------------------
(1) Represents shares held as of November 30, 2005.
(2) Based on 7,378,550 shares outstanding as of November 1, 2005 pursuant to the issuer's Form 10-Q for the period ended September 30, 2005.

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CUSIP NO. 557345-10-1                                                                      PAGE 4 OF 9 PAGES
--------------------------------                                                           ---------------------------

----------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Po'ohala Holdings, Inc.  83-0357309
----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) | |
                                                                                                              (b) | |
----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Hawaii
----------------------------------------------------------------------------------------------------------------------
                       5        SOLE VOTING POWER
      Number Of
       Shares                   648,331
    Beneficially       -----------------------------------------------------------------------------------------------
      Owned By         6        SHARED VOTING POWER
        Each
      Reporting                 0
       Person          -----------------------------------------------------------------------------------------------
        With           7        SOLE DISPOSITIVE POWER

                                648,331
                       -----------------------------------------------------------------------------------------------
                       8        SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           648,331 (1)
----------------------------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                   | |
----------------------------------------------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.8% (1)(2)
----------------------------------------------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON

           CO
----------------------------------------------------------------------------------------------------------------------

-----------------------------
(1) Represents shares held as of November 30, 2005.
(2) Based on 7,378,550 shares outstanding as of November 1, 2005 pursuant to the issuer's Form 10-Q for the period ended September 30, 2005.

         SCHEDULE 13G

--------------------------------                     ---------------------------

CUSIP NO. 557345-10-1                                PAGE  5 OF 9 PAGES
--------------------------------                     ---------------------------

ITEM 1(A). NAME OF ISSUER:

         Maui Land & Pineapple Company, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         120 Kane Street, PO Box 187, Kahului, Maui, HI 96733-6687


ITEM 2(A). NAME OF PERSON FILING:

         (1) Mary C. Sanford
         (2) Po'olaha Investments L.P.
         (3) Po'olaha Holdings, Inc.

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

         (1) 3694 Woodlawn Terrace Place, Honolulu, Hawaii 96822
         (2) 3694 Woodlawn Terrace Place, Honolulu, Hawaii 96822
         (3) 3694 Woodlawn Terrace Place, Honolulu, Hawaii 96822

ITEM 2(C). CITIZENSHIP:

         (1) United States
         (2) Hawaii
         (3) Hawaii

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2(E). CUSIP NUMBER:

         557345-10-1

         SCHEDULE 13G

--------------------------------                     ---------------------------

CUSIP NO. 557345-10-1                                PAGE 6 OF 9 PAGES
--------------------------------                     ---------------------------


ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO RULE 13D-L(B), OR 13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

(a) | | Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) | | Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) | | Insurance company as defined in Section 3(a)(19) of the Act
        (15 U.S.C. 78c);
(d) | | Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) | | An investment adviser in accordance with l3d-l(b)(I)(ii)(E);
(f) | | An employee benefit plan or endowment fund in accordance with 13d-1
        (b)(1)(ii)(F);
(g) | | A parent holding company or control person in accordance with 13d-l(b)(1)(ii)(G);
(h) | | A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i) | | A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
        (15 U.S.C. 80a-3);
(j) | | Group, in accordance with l3d-l(b)(l)(ii)(J).

ITEM 4. OWNERSHIP:

(a)      Amount Beneficially Owned:

         Mary C. Sanford beneficially owns 769,531 shares of Common Stock. Po'olaha Investments L.P. and Po'olaha Holdings, Inc. each beneficially own 648,331 shares of Common Stock. Ms. Sanford owns 100% of the shares of Po'olaha Holdings, Inc., which is the sole general partner of Po'olaha Investments L.P.

(b) Percent of class:

         The shares beneficially owned in the aggregate by Ms. Sanford represent approximately 10.4% of the outstanding shares of Common Stock. The shares beneficially owned by Po'ohala Investments L.P. and Po'olaha Holdings, Inc. represent approximately 8.8% of the outstanding shares of Common Stock.

(c)      Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote:
         Mary C. Sanford: 769,531
         Po'ohala Investments L.P.: 648,331
         Po'olaha Holdings, Inc.: 648,331

         SCHEDULE 13G

--------------------------------                     ---------------------------

CUSIP NO. 557345-10-1                                PAGE 7 OF 9 PAGES
--------------------------------                     ---------------------------

(ii)     Shared power to vote or to direct the vote:
         Mary C. Sanford: 0
         Po'ohala Investments L.P.: 0
         Po'olaha Holdings, Inc.: 0

(iii)    Sole power to dispose or to direct the disposition of:
         Mary C. Sanford: 769,531
         Po'ohala Investments L.P.: 648,331
         Po'olaha Holdings, Inc.: 648,331

(iv)     Shared power to dispose or to direct the disposition of:
         Mary C. Sanford: 0
         Po'ohala Investments L.P.: 0
         Po'olaha Holdings, Inc.: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ] The J. Cameron Family Group no longer exists; however, Mary C. Sanford, as an individual, and Po'ohala Investments L.P. and Po'olaha Holdings, Inc. each continue to beneficially own more than 5% of the issuer's common stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Inapplicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Inapplicable

         SCHEDULE 13G

--------------------------------                     ---------------------------

CUSIP NO. 557345-10-1                                PAGE 8 OF 9 PAGES
--------------------------------                     ---------------------------

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         On or about March 29, 2005, the Right of First Refusal Agreement, dated June 25, 1999, between Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron, and Mary C. Sanford, as Trustee of the Allan G. Sanford Trust, and Stephen M Case was terminated. The J. Walter Cameron Family Group as previously disclosed in prior Schedule 13D and 13G filings dissolved on or about April 5, 2005. As such, Ms. Sanford ceases to be a member of a group, although she continues to beneficially own, as an individual, more than 5% of the issuer's common stock, along with Po'olaha Investments L.P. and Po'olaha Holdings, Inc. All further filings with respect to transactions in the issuer's Common Stock will be filed, if required, by members of the former Cameron Family Group, in their individual capacity. This Schedule 13G is being filed to report the dissolution of the Cameron Family Group and the current beneficial ownership of Mary C. Sanford, Po'olaha Investments L.P. and Po'olaha Holdings, Inc.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         SCHEDULE 13G

--------------------------------                     ---------------------------

CUSIP NO. 557345-10-1                                PAGE 9 OF 9 PAGES
--------------------------------                     ---------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2005


                                     /s/ Mary C. Sanford
                                     ---------------------------------
                                     Mary C. Sanford

                                     PO'OHALA INVESTMENTS L.P.

                                     By: PO'OHALA HOLDINGS, INC.,
                                     General Partner

                                     /s/ Mary C. Sanford
                                     ---------------------------------
                                     Name: Mary C. Sanford
                                     Title: President


                                     PO'OHALA HOLDINGS, INC.

                                     /s/ Mary C. Sanford
                                     ---------------------------------
                                     Name: Mary C. Sanford
                                     Title:  President



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments hereto) with respect to the common stock, par value $0.01 per share, of Maui Land & Pineapple Company, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 14, 2005.


                                     /s/ Mary C. Sanford
                                     ---------------------------------
                                     Mary C. Sanford

                                     PO'OHALA INVESTMENTS L.P.

                                     By: PO'OHALA HOLDINGS, INC.,
                                     General Partner

                                     /s/ Mary C. Sanford
                                     ---------------------------------
                                     Name: Mary C. Sanford
                                     Title: President


                                     PO'OHALA HOLDINGS, INC.

                                     /s/ Mary C. Sanford
                                     ---------------------------------
                                     Name: Mary C. Sanford
                                     Title:  President